June 14, 1996



United States Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Re:  ImageMatrix Corporation
     File No. 0-20747

Ladies and Gentlemen:

Pursuant to Rule 13d-1 under the Securities Exchange Act of 1934 and Item
232.101 of Regulation S-T, we enclose for filing a Schedule 13D relating to the Common Stock of ImageMatrix Corporation for the following person:

C. Channing Buckland




The $100 filing fee for Schedule 13D has been paid by federal funds wire to Mellon Bank.

Sincerely,

/s/ PETER J. JENSEN
- -------------------
Peter J. Jensen

Enclosure
cc:  The Nasdaq Stock Market, Inc. (3 sets of enclosures)
     ImageMatrix Corporation
     Christopher M. Hazlitt, Esq.

                                                 -------------------------------
           UNITED STATES                                  OMB APPROVAL
 SECURITIES AND EXCHANGE COMMISSION              -------------------------------
       Washington, D.C. 20549                     OMB Number:         3235-0145
                                                  Expires:     October 31, 1994
                                                  Estimated average burden
                                                 -------------------------------

                                  SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                           (Amendment No. ________)*

                           IMAGEMATRIX CORPORATION
- --------------------------------------------------------------------------------
                               (Name of Issuer)


                                 COMMON STOCK
- --------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   451921-10
                     ------------------------------------
                                 (CUSIP Number)


GERALD E. HENDERSON, 400 S. COLORADO BLVD., SUITE 500, DENVER, CO 80222.
                                 303/399-3700
- --------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                 JUNE  4, 1996
                     ------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box[_].

Check the following box if a fee is being paid with the statement[_] . (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership or more than five percent of the class of securities described in Item 1: and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 189 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

- ----------------------                    --------------------------------------
 CUSIP No.  451921-10                                Page 2 of 4 Pages
- ----------------------                    --------------------------------------
================================================================================
 1             NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               C. CHANNING BUCKLAND
- --------------------------------------------------------------------------------
 2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [_]
                                                                       (b) [_]

- --------------------------------------------------------------------------------
 3             SEC USE ONLY


- --------------------------------------------------------------------------------
 4             SOURCE OF FUNDS*

                  WC
- --------------------------------------------------------------------------------
 5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) OR 2(e)                              [_]

- --------------------------------------------------------------------------------
 6             CITIZENSHIP OR PLACE OF ORGANIZATION

               CANADA
- --------------------------------------------------------------------------------
                      7            SOLE VOTING POWER

  NUMBER OF                            77,500
                   -------------------------------------------------------------
   SHARES             8            SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                            155,000
                   -------------------------------------------------------------
    EACH              9            SOLE DISPOSITIVE POWER
 REPORTING
   PERSON                              77,500
                   -------------------------------------------------------------
    WITH             10            SHARED DISPOSITIVE POWER

                                      155,000
- --------------------------------------------------------------------------------
11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  232,500
- --------------------------------------------------------------------------------
12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [_]
                  EXCLUDES CERTAIN SHARES*

- --------------------------------------------------------------------------------
13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  5.01%
- --------------------------------------------------------------------------------
14             TYPE OF REPORTING PERSON*

                  IN
================================================================================

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.  Security and Issuer

     This Schedule 13D relates to the no par value per share common stock ("Common Stock") of ImageMatrix Corporation, a Colorado corporation (the "Company"), whose principal executive offices are located at 400 South Colorado Boulevard, Suite 500, Denver, Colorado 80222.

Item 2.  Identity and Background

     The person filing this statement is C. Channing Buckland, whose address is 2200-690 Granville Street, P.O. Box 10337, Vancouver, British Columbia, Canada V76 1HZ. Mr. Buckland's principal occupation is as Senior Vice President with Canaccord Capital Corporation, 2200-690 Granville Street, P.O. Box 10337, Vancouver, British Columbia, Canada V76 1HZ.

     Mr. Buckland has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Buckland is a Canadian citizen.

Item 3.  Source and Amount of Funds or Other Consideration.

     155,000 shares are owned by Welcome Opportunities, Ltd. ("Welcome"), a company over which Mr. Buckland shares investment power. Mr. Buckland owns approximately 6% of Welcome. The source of funds for Welcome's investment was from its portfolio funds, and the amount of such funds was $220,100. 77,500 shares of common stock beneficially owned by Mr. Buckland are held by Channing Investments Corporation, a corporation wholly-owned by Mr. Buckland. The source of the funds for such shares was working capital of such corporation, and the amount of such funds was $110,050.

Item 4.  Purpose of Transaction.

     Mr. Buckland acquired the Common Stock for investment purposes.

Item 5.  Interest and Securities of the Issuer.

     Cross reference to Items 7-13 of cover page of this Schedule 13D.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Not Applicable.

Item 7.  Material to be Filed as Exhibits.

     Not Applicable

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  June 14, 1996        /s/ C. Channing Buckland
                            -----------------------------------------
                            C. Channing Buckland